News Release

RESIN SYSTEMS INC. ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

Edmonton, Alberta, December 21, 2004: Resin Systems Inc. ("RSI" or the "Corporation")   (RS – TSX Venture / RSSYF – OTCBB) announced today that Mr. David A. Williams and Mr. William J. Demcoe have been appointed to the Board of Directors of RSI and Dr. Brian Carpenter and Mr. David Slaback have resigned as directors of RSI.  Mr. Slaback will remain the Research and Development Director of RSI.  Mr. Greg Pendura, the President and Chief Executive Officer of RSI will assume the position of Chairman of the Board of Directors. In addition, the Corporation is pleased to announce the appointment of Milena Radakovic as Vice President, Marketing of RS Technologies, a division of the Corporation.

In connection with the changes to the Board of Directors, the following committees of the Board of Directors have been reconstituted and are composed exclusively of "unrelated" directors within the meaning of the guidelines of the Toronto Stock Exchange, as follows:

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the Audit Committee is comprised of Bill Demcoe (Chair), David Williams and Zsolt Feketekuty.

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the Management Resources and Compensation Committee is comprised of David Williams (Chair), Dwayne Hunka and Bill Demcoe.

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the Nominating and Corporate Governance Committee is comprised of Dwayne Hunka (Chair), Bill Demcoe and Zsolt Feketekuty.

The following are brief biographies of Messrs. Williams and Demcoe:

David A. Williams has served as President of his private investment company, Roxborough Holdings Limited of Toronto, Ontario, since 1995.   From 1969 to 1994, he held senior management positions with Beutel Goodman Company, one of Canada's largest institutional money managers.  He also has extensive public board of director experience, serving as Chairman of the Board of Bennett Environmental Inc. (TSX and AMEX) and FRI Corporation (NYSE).  He is also a director of Metro One Telecommunications, Inc. (NASDAQ), Western Silver Corporation (TSX), Calvalley Petroleum Inc. (TSXV), Atlantis Systems Corp. (TSX) and RoaDor Industries Inc. (TSXV).  Mr. Williams holds a Bachelors degree in Business from Bishop's University, Lennoxville, Quebec and an MBA from Queen's University, Kingston, Ontario.  Mr. Williams is a director of Bishop's University Foundation and is involved with a number of community related projects.

William J. Demcoe has served as President of his private company, Willbren & Co. Ltd. of Calgary, Alberta, since June 1993 through which company he provides financing, investment and executive leadership to clients to create effective and high-performing organizations.  In addition, he provides acquisitions, divestiture, turnaround, strategic advisory and expert witness services to his clients.  Recent client assignments include providing financing advice to a junior exploration company, providing executive leadership to corporate departments to effect change in performance and effectiveness, assisting with the acquisition, initial start up and staffing of an electricity business, and providing strategic assessments of natural gas utility and transportation businesses.  During his career, Mr. Demcoe has held senior management positions with public companies in the electricity, transportation, natural resources, manufacturing and specialty chemical industries. Mr. Demcoe attained his MBA from the University of Chicago, Chicago Illinois and became a Chartered Accountant in 1975.  Mr. Demcoe is also a member of Financial Executives International.

RSI has agreed, subject to receipt of applicable regulatory approval, to grant each of Messrs. Demcoe, Feketekuty, Hunka and Williams 30,000 options to purchase common shares of RSI at an exercise price of $0.79 per share, and vesting as to 25% immediately and 25% on each of the six month, twelve month and eighteen month anniversaries of the date of grant, exercisable for a period of five years.

Mr. Pendura, Chairman, President and Chief Executive Officer of RSI, commented, "The changes to the Board of Directors improve the public company experience of the Board as the Corporation enters into the full commercialization phase of its development in 2005.  The Corporation is very appreciative and thankful for the contributions that Dr. Carpenter and Mr. Slaback made as directors of the Corporation".

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and related products throughout the global marketplace.

 For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.